

August 6, 2013

Via E-mail
Edwin W. Hortman, Jr.
Chief Executive Officer
Ameris Bancorp
310 First St., S.E.
Moultrie, Georgia 31768

   Re: Ameris Bancorp
      Registration Statement on Form S-4
      Filed July 10, 2013
      File No. 333-189886
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed March 1, 2013
      File No. 001-13901
      Current Report on Form 8-K
      Filed July 18, 2013
      File No. 001-13901

Dear Mr. Hortman:

   We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please confirm that Prosperity did not provide financial projections to Ameris in connection with this transaction.

2. Please supplementally provide the staff with the board books prepared for each board.

Coverpage

3. Please disclose the title and number of securities offered. See Item 501(b)(2) of Regulation S-K.

Summary

Equivalent Prosperity Per Share Value, page 8

4. In comparative columnar form, please add the market value of Prosperity common stock on a historical basis as required by Item 3(g) of Form S-4.

Market Prices and Dividend Information, page 29

5. Please provide Prosperity's market price information as required by Item 17(b)(2) of Form S-4.

The Merger

Prosperity's Reasons for the Merger . . ., page 39

6. Please revise to include any negative or potentially negative factors that the board considered when determining whether the merger was advisable and in the best interests of Prosperity and its shareholders. Please make similar disclosure with respect to the Ameris board's reasons for the merger on page 40.

Opinion of Allen C. Ewing & Co., page 46

7. Please disclose the aggregate compensation Ewing has received from Prosperity for all services, including broker dealer services, over the last two years as required by Section 1015(b)(4) of Regulation M-A.

Material U.S. Federal Income Tax Consequences of the Merger, page 46

8. We note your disclosure in this section implies that the transaction might qualify as tax-free under certain circumstances. However, this would constitute a material tax consequence for which you would need an opinion. Please provide an opinion or advise shareholders that they should assume the merger is not tax-free.

Interests of Prosperity's Executive Officers and Directors in the Merger, page 56

9. Please file all material agreements discussed in this section, including each employment agreement described on pages 56 and 57, with your next amendment.

10. Please provide the information required by Item 18(a)(7) of Form S-4 as it pertains to each Prosperity director and executive officer who will serve in such capacity after completion of the merger.

Prosperity's Management's Discussion and Analysis of Financial Condition and Results of Operations – Classification of Assets, page 82

11. We observe from Note 3 to your financial statements on pages F-22 and F-110 that the allowance for loan losses collectively evaluated as a percentage of loans collectively evaluated for impairment has decreased from 1.83% at December 31, 2011 to 1.19% at March 31, 2013 and that a significant amount of the decrease was related to your residential real estate portfolio. We also note that total past due loans in your residential real estate portfolio increased from $3.2 million at December 31, 2011 to $3.6 million at March 31, 2013. Please tell us in detail and revise your filing to more comprehensively discuss the reasons for the decreasing collectively evaluated allowance trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing. Specifically discuss the trends in your residential real estate portfolio.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses. For instance, discuss trends in the types of loans and related credit risk in your collectively evaluated portfolio, trends in historical losses incorporated in your allowance methodology, and trends observed in specific qualitative factors. We note you disclose that the decrease in the provision for loan losses in the year ended December 31, 2012 was due to fewer loan charge-offs. Please specifically discuss the number of quarters of charge-offs included in your collectively evaluated allowance methodology and clearly explain and quantify the impact on your collectively evaluated allowance from the decrease in charge-offs.

12. Please revise the table on page 93 to clarify if the amount disclosed as troubled debt restructurings ("TDR's") is the amount as of the date indicated or the amount of loans determined to be TDR's during the period indicated. We note the $8,345 thousand and $7,235 thousand disclosed for 2012 and 2011, respectively agrees to the amount disclosed on page F-27 as the amount of loans determined to be TDR's during the years ended. However, the $13,224 thousand disclosed for March 31, 2013 does not agree to the amount disclosed on page F-115.

Comparison of Shareholder Rights, page 104

13. You may not qualify your discussion by reference to the relevant certificates of incorporation and bylaws. Please revise to state that all material information has been discussed.

Unaudited Pro Forma Combined Consolidated Financial Statements, page 118

14. We note the account titled "Credit related expenses (1)" on pages 122 and 124. We could not find any footnote disclosure that references the (1). Please add the necessary disclosure or revise the account name to exclude the (1).

15. As a related matter, we note that "Credit related expenses (1)" includes write-downs and losses on foreclosure for Prosperity and OREO and problem loan expenses for Ameris. Please revise to provide a clearer title for this account or clearly explain the types of credit expenses included in this line item in a note.

16. Please revise your unaudited pro forma combined consolidated statements of income to present the number of shares used to compute per share data on the face of the pro forma combined consolidated statements of income. Please also revise these statements to present your basic earnings available to common shareholders per share. Refer to Rule 11-02(b)(7) of Regulation S-X.

17. As a related matter, please revise pages 123 and 124 to state that your "Diluted earnings available to common shareholders" are "Diluted earnings available to common shareholders per share."

18. Please revise your unaudited pro forma combined consolidated statements of income for the year ended December 31, 2012 to include the footnotes of "A" and "B" next to the pro forma adjustments for amortization of intangible assets and income tax, respectively.

Note 3 – Preliminary Estimated Acquisition Consideration Allocation, page 126

19. We note your preliminary estimated acquisition consideration allocation on page 127. We further note that there has been no adjustment to premises and equipment. Please tell us why you have not adjusted the carrying value of premises and equipment to approximate fair value and revise your disclosures accordingly.

Note 4 – Preliminary Unaudited Pro Form and Acquisition Accounting Adjustments, page 128

20. Please revise footnote I to further explain the nature of the "discount obtained by Ameris for purchasing a portion of the debt at a discount." You may refer to another page of the document that describes this transaction.

Note 5 – Earnings per Common Share, page 129

21. We note the pro forma net income available to common shareholders for the three months ended March 31, 2013 and the year ended December 31, 2012 of $4,203 thousand and $12,026 thousand, respectively. Please tell us why these amounts do not agree to the pro

forma net income amounts available to common shareholders of $4,038 thousand and $11,366 thousand as of the same dates, as reported on pages 123 and 124, respectively.

Independent Auditors' Report, page F-2

22. We note that the audit report on page F-2 for the 2012 financial statements differs from the audit report on page F-48 for the 2011 financial statements. Please tell us why you have included two differently worded audit reports. Further, please tell us how the report included on page F-2 complies with AU Section 508.

Prosperity Banking Company Financial Statements

Note 2. Securities, page F-18

23. We note your disclosure that you recognized cumulative OTTI losses in prior years of $5.5 million on trust preferred securities and that at December 31, 2012 the securities had an amortized cost of $4.4 million and a fair value of $0.2 million. You also disclose that the unrealized losses were due to changes in market interest rates. Please revise to disclose a description of your valuation techniques used to measure fair value. Additionally, please tell us in detail and revise to discuss how you determined that the unrealized losses were due to changes in market interest rates and not credit related.

Note 11. Income Taxes, page F-36

24. We note you have only recorded a small deferred tax valuation allowance at December 31, 2012 related to the OTTI loss at the holding company. We also note that you have recorded losses in recent years and that your determination that it is more likely than not that you will realize the net deferred tax asset is based on "forecasted earnings and is supported by a strong earnings history exclusive of the loan losses that occurred during 2008, 2009, 2010, 2011 and 2012 which created the future deductible amount. Management believes the magnitude of loan losses occurred because of the current economic downturn and the situation is unusual and infrequent and an aberration rather than a continuing condition."

> In determining the need for a deferred tax asset valuation allowance and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

> Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at December 31, 2013. Your analysis should include but not be limited to:

a. An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

b. For your projections of future tax or US GAAP income, please:

  i. identify the most significant inputs and assumptions,
  ii. provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
  iii. provide specific evidence which supports the inputs and assumptions, and
  iv. provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

c. An analysis comparing actual versus forecasted taxable income or US GAAP income for the 2008-2012 fiscal years and your most recent interim periods identifying and explaining the reasons for any significant differences.

Please tell us how Ameris determined the fair value of the deferred tax asset for the purchase price allocation in the pro forma financial information.

Exhibit 5.1; Legality Opinion

25. Please remove the second sentence in the first paragraph on page two of counsel's opinion. A valid legality opinion must accompany a registration statement when it is declared effective. If circumstances change that would render your opinion invalid before the date of effectiveness, you must revise your opinion.

Ameris Bancorp Form 10-K for the fiscal year ended December 31, 2012

Risk Factors

26. We note the Company increased its mortgage banking activities in the 2012 fiscal year and intends to continue to increase its activities in this area going forward. Please tell us and revise future filings to disclose the specific risks involved with this shift in business focus, including the Company's exposure in the event it is unable to sell the mortgages into the secondary market.

Management's Discussion and Analysis, page 30

Non-Interest Expense, page 37

26. We note your disclosure stating the "$3.0 million decrease in FDIC assessments is due to a fourth quarter true-up of the prepaid FDIC insurance premiums." Please explain to us why

you had to true-up your FDIC insurance premiums during 2012. Please explain if you overpaid the FDIC in prior years or if this was a result of miscalculations.

Nonperforming Loans, page 42

27. On page 30, we note your disclosure stating you had a bulk sale of nonperforming assets in the first quarter of 2012 whereby your nonperforming loans were reduced by approximately $16.1 million, OREO was reduced by $13.3 million and classified accruing loans were reduced by $1.8 million. Please address the following with respect to the bulk sale of loans:

- Tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please present this information separately for legacy and covered loans;

- Tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

  - For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)

  - For the loans measured based on the fair value of the collateral, please tell us if there was a difference in the carrying value and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

- Tell us how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

- Tell us if the loans were sold at a discount from their carrying or fair value.

- Tell us how you incorporated the valuation information obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.

- Tell us how you incorporated the valuation information obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012.

Financial Statements

Note 19. Fair Value of Financial Instruments

28. Please provide us and revise future filings to include all of the disclosures required by ASC 820-10-50-1 and 2 as of December 31, 2012 and March 31, 2013.

Form 8-K Item 2.02 filed July 18, 2013

Exhibit 99.1

29. We note your use of "Core Earnings Reconciliation" in your Form 8-K Item 2.02 filed July 18, 2013. The use of the word "core" implies you are referring to your most central or essential operations and results. Removal of credit-related costs from pre-tax operating profit to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe the non-GAAP measure, perhaps by eliminating the use of the word "core" in the title. Please revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at (202) 551-3396 or Mike Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Jody Spencer
        Rogers & Hardin LLP